UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinker Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Westlakes Drive Suite 250
(No. and Street)

Berwyn (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(*Name – if individual, state last, first, middle name*)

1650 Market Street, Suite 4500 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Phillip Green__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brinker Capital Securities, Inc.__ , as of __December 31, 20__ , __20 19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__CFO__
Title

_____
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Michael T. Lenge, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Dec. 28, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brinker Capital Securities, Inc.

(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Financial Statements and
Supplementary Information

Including the Report of Independent Registered Public
Accounting Firm as of December 31, 2019

(Filed as CONFIDENTIAL Information Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1937)

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brinker Capital Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brinker Capital Securities, Inc. (a Pennsylvania subchapter S corporation) (the "Company") as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows, and the related notes, for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2004.

Philadelphia, Pennsylvania
February 26, 2020

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Financial Condition
December 31, 2019

Assets

Cash	$	486,464
Deposit with clearing organization		750,000
Securities trading, at fair value		1,016
Due from affiliate		41,165
Prepaid expenses		48,355
Total assets	$	1,327,000

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	389,249
Payable to broker-dealer and clearing organization	2
Total liabilities	389,251

Stockholder's Equity

Common stock, $1 par value, 10,000 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	99,905
Retained earnings	837,744
Total stockholder's equity	937,749
Total liabilities and stockholder's equity	$ 1,327,000

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Income
Year Ended December 31, 2019

Revenues		
Commissions from affiliate	$	3,918,253
General and administrative fee from affiliate		150,000
Trading gains, net		229
Total revenues		4,068,482
Expenses		
Clearing and execution costs		3,918,253
Registration fees		77,538
Other expenses		21,980
Total expenses		4,017,771
Net income	$	50,711

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances - January 1, 2019	$ 100	$ 99,905	$ 787,033	$ 887,038
Net income	-	-	50,711	50,711
Balances - December 31, 2019	$ 100	$ 99,905	$ 837,744	$ 937,749

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net income	$	50,711
Adjustment to reconcile net income to net cash provided by operating activities		
Proceeds from sales of securities owned		32,310
(Increase) decrease in operating assets:		
Due from affiliate		(24,887)
Prepaid expenses		2,023
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		77,871
Payable to broker-dealer and clearing organization		(32,529)
Net cash provided by operating activities and net increase in cash		105,499
Cash at Beginning of Year		380,965
Cash at End of Year	$	486,464

1. Business Activity and Organization

Brinker Capital Securities, Inc. (the "Company") is a wholly owned subsidiary of Brinker Capital Holdings, Inc. (the "Parent"). The Company was incorporated in Delaware on February 8, 1995 for the purpose of doing business as a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company commenced operations on October 23, 1995 as an introducing broker-dealer for various Brinker Capital, Inc. (the "Affiliate") advisory clients. The Parent is an affiliated investment advisor.

The Company clears its securities transactions on a fully disclosed basis through National Financial Services ("the clearing broker"). Periodically the Company trades securities on its own account and may incur trading gains and losses.

2. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

3. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2019.

Revenue Recognition

Substantially all revenue is generated through commissions earned for executing trades for clients of the Affiliate. The securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. There is no material difference between settlement date and trade date. For executing such trades the Company also receives a monthly fixed general and administrative fee from the Affiliate and it is recorded on an accrual basis. Dividends and interest are recorded on the accrual basis.

Disaggregated Revenue

Revenue Stream	Income Statement Classification	Total Revenue
Commissions from Affiliate	Commission Income	$3,918,253
General and administrative fee from affiliate	Services Income	150,000
Trading gains, net	Trading gains, Net	229
Total Revenue		$4,068,482

Securities Owned

Securities are recorded at fair value in accordance with the FASB ASC Topic 320, *Investments*. Trading gains and losses, which are composed of both realized and unrealized gains and losses, from all security transactions entered into for the account and risk of the Company are recorded in net income using the specific identification method on a trade-date basis.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations. Arbitrage positions included in securities sold, not yet purchased result from buying or selling a security subject to exchange, conversion or reorganization and selling or buying a security or securities to be received upon the exchange, conversion or reorganization. The Company did not have any securities sold short at December 31, 2019.

Payable to Broker-dealer and Clearing Organization

Payables to broker-dealer and clearing organization primarily include Company's margin borrowings collateralized by securities owned, as well as payable arising from unsettled trades. Due to their short-term nature, the amounts recognized approximate fair value.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

All commissions recognized in revenues are from a related party as described in Note 7.

Income Taxes

No provision has been included in the accompanying financial statements for any federal, state or local income taxes since, pursuant to provisions of the applicable taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the Parent as the Company has elected subchapter S status.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors; consequently, the financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2019 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

4. Clearing Agreement and Deposit with Clearing Broker

The Company has an agreement with a clearing firm (the "Broker") to carry its customer accounts. The Broker has custody of the Company's securities and, from time to time, cash balances that may be due from the Broker. A minimum of $750,000 in cash is required to be deposited with the Broker as part of this agreement.

These securities and cash positions serve as collateral for any amounts due to the Broker as well as collateral for securities sold, not yet purchased or purchased on margin.

The Company is subject to credit risk if the Broker is unable to repay balances due or deliver securities in its custody.

Under the clearing arrangement with the Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2019, the Company's net capital was $848,183, which was $748,183 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .46:1 at December 31, 2019.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

6. Fair Value Measurement

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under market conditions.

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities: quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

For financial assets measured at fair value on a recurring basis as of December 31, 2019, the fair value measurements by level within the fair value hierarchy used are as follows:

	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 816	-	-	$ 816
Mutual funds	200	-	-	200
Total	$ 1,016	$ -	$ -	$ 1,016

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Securities – money market funds and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

7. Transaction with Related Parties

The Company earned, from the affiliate, $3,918,253 and $150,000 in commissions from securities transactions for advisory clients and general & administrative fee, respectively.

Certain operational and administrative services are provided to the Company by its Parent without charge or cost to the Company. These costs are considered to be insignificant to the Company's operations and the Parent has irrevocably waived its right to bill and collect any amounts for these services for 2019.

The Company's fidelity bond coverage is provided by a plan in the name of its Parent, which guarantees that it will pay any deductibles to the fidelity bonding company.

8. Commitments and Contingencies

The Company is subject to claims and legal proceedings which could arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

Customer transactions are cleared through a clearing organization on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing organization may charge the Company for any losses incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with the clearing organization margin requirements.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2019 settled with no adverse effect on the Company's financial condition.

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and
Exchange Commission
December 31, 2019

Net Capital

1.	Total stockholder's equity from statement of financial condition		$ 937,749
2.	Deduct: stockholder's equity not allowable for net capital		-
3.	Total stockholder's equity qualified for net capital		937,749
4.	**Add:**		
	a. Allowable subordinated borrowings		-
	b. Other deductions or credits		-
5.	Total capital and allowable subordinated liabilities		937,749
6.	Deductions and/or charges		
	a. Non-allowable assets		
	Prepaid expenses	48,355	
	d. Other deductions	41,165	89,520
7.	Other additions and/or credits		-
8.	Net capital before haircuts on securities positions		848,229
9.	Haircuts on securities		46
10.	Net capital		$ 848,183

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and
  Exchange Commission, (continued)
December 31, 2019

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6 2/3% of line 19)	$	25,950
12.	Minimum dollar requirement	$	100,000
13.	Net capital requirement (greater of line 11 or 12)	$	100,000
14.	Excess net capital	$	748,183
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	728,183

Computation of Aggregate Indebtedness

16.	Aggregate indebtedness		
	Items included in the statement of financial condition.		
	Accounts payable and accrued expenses	$	389,249
	Total aggregate indebtedness		389,249
17.	Add:		
	a. Drafts for immediate credit		-
	b. Market value of securities borrowed for which no equivalent value is paid or credited		-
	c. Other unrecorded amounts		-
18.	Deduct:		
	Adjustments based on Special Reserve Bank Accounts (15(c) 3-1) (c)(l)(vii)		-
19.	Total aggregate indebtedness	$	389,249
20.	Ratio of aggregate indebtedness to net capital (line 19/line 10)		.46 : 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no differences between this computation of net capital and the corresponding
computation prepared by Brinker Capital Securities, Inc. and included in the Company's
unaudited Part II of Form X-17A-5 as of December 31, 2019.

Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange
Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.



Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors of
Brinker Capital Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Brinker Capital Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Philadelphia, Pennsylvania
February 26, 2020

Brinker Capital Securities, Inc.
(A Wholly Owned Subsidiary of Brinker Capital Holdings, Inc.)

Schedule of Assessment and Payments
December 31, 2019

Revenues

Commissions from affiliate	$ 3,918,253
General and administrative fee from affiliate	150,000
Trading gains, net	229
Total revenues (FOCUS Line 12/Part IIA Line 9)	4,068,482

Deductions

Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	3,918,253
Total deductions	3,918,253
SIPC net operating revenues	$ 150,229
SIPC general assessment at .0015	$ 225
Less: Payments	112
Assessment balance due	$ 113